Filed by Broadstone Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: December 13, 2021

Broadstone Acquisition Corp. Expects to Close Business Combination with Vertical Aerospace on December 16, 2021

•	Broadstone Acquisition Corp. and Vertical Aerospace expect to complete their business combination, subject to Broadstone shareholder approval and the satisfaction or waiver of other closing conditions

•	Extraordinary general meeting of Broadstone shareholders to be held on December 14, 2021, at 10:00 AM, New York time

•	Gross proceeds of at least $300 million including a fully committed PIPE predominantly from key strategic investors including American Airlines, Avolon, Rolls-Royce, Honeywell, and Microsoft’s M12

•	Transaction will provide required capital to certify the VA-X4, develop a manufacturing facility and build out Vertical’s commercial platform and scale production

•	Vertical Aerospace is one of the world’s leading aeronautical engineering businesses and is developing an electric Vertical Take-Off and Landing (eVTOL) aircraft, the VA-X4

•	Redeeming shareholders may elect to withdraw their redemption by contacting Continental Stock Transfer & Trust Company at any time until the extraordinary general meeting of Broadstone shareholders

LONDON, UK -- Broadstone Acquisition Corp. (NYSE: BSN, BSN-UN and BSN-WT) (“Broadstone”), a special purpose acquisition company, today announced that, subject to shareholder approval and the satisfaction or waiver of other closing conditions, it expects to complete its previously announced business combination with Vertical Aerospace Ltd. (“Vertical”), raising at least $300 million in gross proceeds.

Vertical’s VA-X4 aircraft is a four passenger, one pilot eVTOL projected to be capable of transporting a pilot and four passengers across distances of a range over 100 miles at top speeds of over 200 miles per hour, while producing minimal noise and zero operating emissions, with low cost per passenger mile.

Vertical is targeting the highest global certification for its VA-X4, which is expected to achieve the equivalent safety standard of a passenger jet by 2024 (based on the expected standards promulgated by the CAA and EASA).

The VA-X4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: www.vertical-aerospace.com

Proxies received to date indicate shareholder support for all proposals to be voted on at the extraordinary general meeting of shareholders. However, shareholders may change or revoke their proxies prior to or at the Extraordinary General Meeting.

Stephen Fitzpatrick, Founder and CEO of Vertical Aerospace said: “The closing of this listing will be a landmark moment for Vertical Aerospace. We have some of the industry's leaders as our partners and a world-class team that can make zero emission aviation a reality. It will be fantastic to reach this milestone and I am so proud of what the team has achieved.”

Hugh Osmond, Chairman of Broadstone said: “Vertical Aerospace is revolutionizing air transport and pioneering cutting-edge technologies that will change the way that people travel - and support the path towards Net Zero. We are pleased to be in a position to close this business combination and excited for the future of Vertical Aerospace.”

Broadstone also announced that shareholders who have elected to redeem their shares may withdraw their redemption requests at any time until the vote in connection with the business combination at the Extraordinary General Meeting which is scheduled to be held virtually via a webcast www.virtualshareholdermeeting.com/BSN2021 and in New York on December 14, 2021, at 10:00 AM, New York time, at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, NY 10166. Shareholders who wish to withdraw a redemption request should contact Broadstone’s transfer agent, Continental Stock Transfer & Trust Company, by email at mzimkind@continentalstock.com.

Broadstone Shareholder Vote

Shareholders who own shares of Broadstone as of the record date of November 10, 2021 should submit their vote promptly and no later than 11:59 p.m. New York time on December 13, 2021. Shareholders who need additional copies of proxy materials, to obtain proxy cards or have questions regarding the proposals to be presented at the Extraordinary General Meeting may contact D.F. King toll-free at (800) 515-4479 (individuals) or (212) 269-5550 (banks and brokers) or send an email to BSN@dfking.com.

The proxy statement/prospectus is available at www.sec.gov. Broadstone shareholders are encouraged to read the definitive proxy statement/prospectus as it contains important information about the proposed transaction and the proposals to be voted on at the Extraordinary General Meeting.

The business combination, if approved by Broadstone’s shareholders, is expected to close on December 16, 2021. Vertical expects its ordinary shares and warrants to be listed on the New York Stock Exchange under the symbols “EVTL” and “EVTLW”, respectively.

About Vertical Aerospace

Vertical is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of OVO, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification, allow for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 of its VA-X4 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and in doing so, is creating multiple potential near term and actionable routes to market. In June 2021, Vertical announced a SPAC merger with Broadstone Acquisition Corp (NYSE: BSN). Find out more here.

About Broadstone Acquisition Corp.

Broadstone Acquisition Corp. (NYSE: BSN) was set up by serial entrepreneurs, operators and investors, Hugh Osmond, Edward Hawkes, and Marc Jonas. It was established to combine with a UK/European business with a strong management team, significant growth prospects, and the opportunity to become a market leader in its sector. Broadstone's executive team has an extensive track record in value creation. The combination of a strong internal team, a network of external resources and the experience of the management team enables Broadstone to support rapid, substantial, and lasting growth.

For more information

Vertical Aerospace – UK/Europe - Nepean

Gavin Davis -  gdavis@nepean.co.uk

Samuel Emden - semden@nepean.co.uk / +447816 459 904

Vertical Aerospace – USA - FTI

Hamm Hooper & Kayt Pitts - verticalaerospace@fticonsulting.com / +1 773 786 7286

Broadstone - Edelman

Iain Dey & Olivia Adebo - Broadstone@Edelman.com / +44 7976 295906

Additional Information and Where to Find It

This communication relates to a proposed business combination between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”) (the “proposed business combination”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

In connection with the proposed business combination, Vertical has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed business combination and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed business combination with the SEC. Broadstone’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed on December 2, 2021 to shareholders of Broadstone as of the record date for the extraordinary general meeting.

Shareholders and investors will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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